April 8, 2005
Mail Stop 0408

By U.S. Mail and facsimile to (772) 398-1399

Mr. David W. Skiles
President and Chief Executive Officer
FPB Bancorp, Inc.
1301 S.E. Port St. Lucie Blvd.
Port St. Lucie, FL 34952

Re:	FPB Bancorp, Inc.
	Form SB-2 filed March 10, 2005
	File No. 333-123229

Dear Mr. Skiles:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include an updated consent from your independent auditors when filing your amendment.


Summary: general - page 1

2. Please consider adding a section at the beginning of the summary which describes the offering and the allocation of the funds raised.

Our Market - page 2

3. In the second paragraph of this section, you have provided growth rate projections for Martin and St. Lucie Counties. Please disclose who has provided these forecasts and whether you paid for their production.

Summary Consolidated Financial Data - page 5

4. Under "Asset Quality Ratios," please consider including the ratio of the allowance of loan losses to non-performing assets.

Risk Factors - page 6

5. Please consider discussing the impact growth may have on your niche as a local community banking alternative to larger competitors, as discussed on page 1 of the Summary.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Credit Risk - page 17

6. At the end of this paragraph, please express the non-performing assets as a percentage of total loans in addition to the dollar amount given.

Executive Compensation - page 46

7. Reference is made to footnotes 5 and 6 to the Compensation
Table.
In future filings, if these amounts are significant, please elaborate on the context of these stock awards.

Statements of Cash Flows - page F-6

8. We note your disclosure on page 24 of principal reductions and participations sold. Please revise to separately disclose participations sold if material. Refer to paragraph 21 of FASB
104.

Exhibit 5.1: Legal Opinion of Igler & Dougherty, P.A.

9. Please file all outstanding exhibits, including this legal opinion, with the next amendment, if possible. They are subject to review, and the staff will need time for that review.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Benjamin Phippen at (202) 942-2906 or Joyce Sweeney at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 824-5538 or me at (202) 942-____ with any other questions.

						Sincerely,


						[Reviewer]


cc:	James J. Quinlan
	Igler & Dougherty, P.A.
	500 North Westshore Boulevard
	Suite 1010
	Tampa, FL 33609
	Facsimile: 813-289-1070